Exhibit 99.1

News Release #56/2012
2012-12-27

Baja Mining Announces New Chief Financial Officer

Vancouver, December 27, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQB: BAJFF) is pleased to announce the appointment of Nigel Kirkwood as Chief Financial Officer, effective December 27, 2012.

“We are very pleased to welcome Nigel to Baja” said Baja’s Interim CEO Tom Ogryzlo. “He brings significant finance experience to our executive team”.

Mr. Kirkwood has 20 years of international experience working in accounting, mergers and acquisitions and corporate finance advisory services. Mr. Kirkwood spent 16 years based in London, England, where he was a Director of Mergers & Acquisitions in the investment bank at Citigroup.

More recently, Mr. Kirkwood has acted as CFO and Director for a number of mining exploration companies listed on the TSX Venture Exchange

Mr. Kirkwood obtained a MA in Economics at Queen's University and he is a member of the Institute of Chartered Accountants of Ontario.

For further information please contact Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended September 30, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.